Exhibit 6.11

PROPERTY MANAGEMENT MASTER SERVICES AGREEMENT

THIS PROPERTY MANAGEMENT MASTER SERVICES AGREEMENT (“Services Agreement”), dated as of August 25, 2025, is by and between Acre Home Operations, LLC, a Delaware limited liability company (“Acre”), and the undersigned individual or entity (the “Owner”). Each of foregoing is sometimes hereinafter referred to individually as a “Party,” and collectively as the “Parties.”

RECITALS

A. The Owner and/or one of its subsidiaries is the 100% fee interest owner of such real property, together with all buildings and other improvements and fixtures situated thereon, the real property shall be more particularly described on Exhibit “A” attached hereto and incorporated herein by reference (“Real Property”), which shall be updated from time to time upon purchase of the Real Property. Located on the Real Property is a single-family dwelling (“Home”). The Home and the Real Property are hereinafter called the “Residence.”

B. Owner intends that a third-party consumer (whether individually or collectively, “Resident”) be granted the right to share in the home’s appreciation and the option, from Owner, to purchase the Residence, with Resident living within the Home and occupying the Residence while the purchase option is in effect. Owner and Resident have entered into or will enter into a “Value Share Agreement” to specify the terms and provisions of Resident’s right to share in the home’s appreciation and option to purchase the Residence.

C. The Residence and the Value Share Agreement are subject to the “Acre Program,” which is a program created by Acre and/or its affiliates to help govern the use, occupancy, maintenance, and improvement of each Residence it helps acquire and manages.

D. To help ensure that the Residence is professionally managed and serviced and complies with the Acre Program as well as the terms of the Value Share Agreement and the Home Residency Agreement (as defined below), Owner desires, pursuant to the terms and provisions of this Services Agreement, to retain Acre as the sole and exclusive property and servicing manager for the Residence, with Acre having responsibility as set forth herein for all matters involving the servicing, management, operation, use, and occupancy of the Residence, including promotional and solicitation efforts related to Resident solicitation, and tasks related to property sale in the event of Resident exercise of the purchase option or otherwise.

E. Acre, pursuant to its services to Owner under this Services Agreement, has entered into or will enter into a “Home Residency Agreement” with Resident, with Acre being the “Property Manager” of the Residence thereunder. The Home Residency Agreement sets forth Acre’s scope of servicing and management responsibility in regards to Resident, with all such servicing and management activities incorporated herein as part of the Management Services (as defined below) provided under this Services Agreement.

NOW THEREFORE, in consideration of the mutual covenants and conditions contained in this Services Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree that the foregoing recitals are true and correct and incorporated herein, and also agree as set forth below.

AGREEMENT

1. APPOINTMENT OF ACRE. The Owner appoints Acre as manager and servicer of the Residences with the responsibilities and upon the terms and conditions outlined in this Services Agreement, and Acre accepts such appointment as manager and servicer.

2. SCOPE OF RESPONSIBILITIES. Acre shall perform its duties hereunder (including its duties under the Home Residency Agreement) and shall devote sufficient time and effort to the Residence to ensure that the Residence is managed, occupied, operated, maintained and serviced in a manner comparable to residential homes of similar type and location under the Acre Program (“Services Standard”). In addition to providing the services specifically set forth in Section 3 and elsewhere in this Services Agreement, Acre shall perform such other services as Owner may reasonably request in connection with the Residence, consistent with the Services Standard. In performing its duties hereunder, Acre shall:

(A) Comply with all applicable laws and rulings and orders of governmental authorities having jurisdiction;

(B) Deal at arm’s length with all third parties; and

(C) Act in a reasonable manner with respect to the proper protection of and accounting for Owner’s assets.

3. SPECIFIC MANAGEMENT AND SERVICING RESPONSIBILITIES. Without limiting the generality of any other term or provision of this Services Agreement, Acre shall provide the services set forth in the following subsections in accordance with the Services Standard (collectively, the “Management Services”).

(A) Maintenance and Repairs. Perform all maintenance and make all repairs to the Home and other buildings, the grounds, and other improvements of the Residence, as determined by Acre in its sole discretion to be necessary to maintain the Residence in a manner consistent with the Services Standard and otherwise in accordance with the Acre Program and such other standards promulgated or approved by Owner, where, in each instance, (i) such maintenance and repairs are either not the responsibility of Resident under the Home Residency Agreement, (ii) Resident has requested that Acre, as Property Manager, perform such maintenance or repair, or (iii) Resident, in Acre’s discretion, has not satisfactorily performed such maintenance or repair responsibility under the Home Residency Agreement. Acre will also perform the following as part of its maintenance and repair responsibilities:

●	Emergency Repairs. Timely and professionally perform any and all emergency repairs or services, whether to major systems or improvements or otherwise, necessary for the preservation of the Residence and to avoid the suspension of any service to the Residence or to avoid inconvenience or harm. Acre may make or furnish emergency repairs or services without Owners prior approval if it determines it is not reasonably feasible to secure such prior approval. In any event, Acre shall give Owner written notice of the details and cost thereof after performing or furnishing any emergency repair or service.

●	Regular Reporting of Work. Keep records and provide regular reporting to Owner, at least monthly or at such time intervals as Owner may request, of all work performed by Acre or by a third party at Acre’s request, at the Residence, whether within the Home or to any other improvements or on the Residence exterior grounds.

(B) Inspections. Perform periodic routine, comprehensive on-site physical inspections of the Residence, including of the foundation, structure, and roof of the Home and of any other improvements located at the Residence, and of the air conditioning and heating system at the Home, as reasonably determined by Acre to be necessary to ensure proper and safe upkeep of the Residence. Acre shall also inspect the Residence when Resident vacates and surrenders the Residence, whether at the expiration of the purchase option term or otherwise, to ensure that Resident has complied with the termination and surrender provisions under the Home Residency Agreement.

(C) Obligations Under Property Documents. Perform and comply with all of the obligations, terms and conditions required to be performed or complied with by Acre, as Property Manager, under the Home Residency Agreement, , and under any other agreements relating to the ownership, financing, development, management, operation, maintenance and servicing of the Residence, including, without limitation, to the extent funds of Owner are available, the timely payment of all sums required to be paid thereunder, all to ensure that Owner’s interest in the Residence and Owner’s interest as the fee owner under the Value Share Agreement are preserved and no default of the owner shall occur under any such agreement.

(D) Service Contracts. Enter into, in Owner’s name (unless Owner otherwise directs), agreements for the furnishing to the Residence of such utility, maintenance and other services and for the acquisition of such equipment and supplies as may be necessary for the routine management, operation, maintenance and servicing of the Residence in accordance with this Services Agreement. All service contracts shall contain a provision permitting Owner to terminate in the event Owner sells or transfers all or any portion of Owner’s interest in the Residence, including, without limitation, sale to Resident pursuant to Resident’s exercise of the purchase option.

●	Resident Relations; Resident Default. Perform all of Acre’s duties under the Home Residency Agreement so that such agreement remains in full force and effect, with no default by Acre or Owner, and enforce the performance of all obligations of Resident under the Home Residency Agreement. Acre shall maintain businesslike relations with Resident and receive requests, complaints, notices, and the like from Resident, and timely respond and act upon the foregoing in reasonable, professional fashion. To ensure the performance by Resident of all of Resident’s responsibilities under the Home Residency Agreement, Acre shall, pursuant to the terms of the Home Residency Agreement, periodically inspect the Residence, and, if appropriate, shall request that Resident perform Resident’s obligations under such agreement in the event Resident, in Acre’s discretion, has failed to do so. Acre shall be responsible for addressing and taking corrective action with regard to any Resident default under the Home Residency Agreement, including notice and eviction procedures. Acre shall exercise its own professional judgement and consider the specific circumstances and any extenuating or mitigating factors when deciding how to address each instance and may vary from its standard procedures, if it reasonably determines it is in the best interest of the parties to do so.

(E) Renewal or Extension of Term of Acre Program: If under the terms of the Value Share Agreement and Residency Agreement, or as otherwise offered by Acre and Owner, the Resident elects to extend their Residency Agreement and Value Share Agreement in accordance with the term of such Agreements, Acre and Owner will take all actions necessary under such agreements to extend the term of such agreements. Acre may make any adjustment, as it determines, reasonable to the terms of such Residency Agreement, including adjustment of the monthly payment, to account for changes in the home value, taxes, and insurance, as reasonably determined by Acre and agreed upon by the Resident.

(F) End of Resident Term. Follow all procedures and timing protocols identified in the Value Share Agreement and in the Home Residency Agreement relating to notice periods for the purchase option term, home occupancy term renewal or termination, purchase option exercise, and any other timing and notice matters concerning Resident’s occupancy and surrender of the Residence. Promptly upon Resident’s election to renew the purchase option, terminate the purchase option or otherwise extend the Purchase Option Term, or exercise the purchase option, Acre shall report such status change to Owner and inform Owner of any pending Residence vacancy.

●	Exercise of Purchase Option. Acre will take all action necessary under the Value Share Agreement or otherwise facilitate Resident’s exercise of the purchase option and Resident’s purchase of the Residence, including, without limitation, establishing the purchase option price, assessing any deferred maintenance credits and/or exit fees or credits, and calculating the Adjusted Value Share Payment (as defined in the Value Share Agreement) to be applied towards the purchase of the Residence.

●	Transfer to Another Acre Property. In the event Resident elects, in conjunction with terminating the purchase option, to transfer to another home within the Acre Program, Acre will take all action necessary to facilitate Resident’s transfer from the current Residence to such other home, including establishing the market value of the current Residence, assessing any deferred maintenance credits and/or exist fees or credits, and calculating the Adjusted Value Share Payment to be applied towards the Acre Program transfer property.

●	Departure from Acre Program. In the event Resident elects, in conjunction with terminating the purchase option, to depart from the Acre Program, Acre will take all action necessary to facilitate Resident’s exit from the program, including establishing the market value of the current Residence, assessing any deferred maintenance credits and/or exit fees or credits, and calculating any Adjusted Value Share Payment to be paid in cash to Resident within the required timeframe outlined in the Value Share Agreement.

(G) Residence Vacancy. Give Owner prompt written notice of any pending vacancy of the Residence, whether the vacancy will be the result of Resident transferring out of the Residence and moving to another home within the Acre Program, Resident electing to terminate the purchase option and depart from the Acre Program, or otherwise. Upon learning of the pending vacancy, the Owner may direct Acre to initiate re-contracting of the Residence to a new Acre resident (to “Re-Acre” the property), seek to rent out the property outside of the Acre Program (a “Traditional Rental”), or initiate efforts to sell the Residence. If Owner instructs Acre to Re-Acre the property, Acre will undertake reasonable efforts to offer the Residence under the Acre Program to a new resident, including preparing advertising plans and promotional materials. Acre will perform the current valuation of the Residence to establish the new monthly payments, and will perform any work required to prepare the Residence for the new occupancy (utilizing as appropriate any funds retained from the previous resident for improper maintenance). Acre will also perform an accounting of all work performed to prepare the Residence for the new occupancy, including the use of funds retained from the prior resident’s Option Payment. If Owner instructs Acre to initiate sale efforts for the Residence, Acre will undertake all efforts necessary to prepare the Residence for listing and sale. Acre may contract with a third-party listing agent or agents to market the Residence. Acre will recommend to Owner appropriate improvements, repairs, and so on, to be made to the Residence prior to listing to achieve the highest market value, and will facilitate the completion of such recommendations as approved by Owner.

(H) Collection and Handling of Money. Acre will collect all payments due from Resident under the Value Share Agreement and the Home Residency Agreement, and any other sums payable by Resident to Owner with respect to the Residence. Owner authorizes Acre to request, demand, collect, and receive on behalf of Owner all payments due from Resident, including, without limitation, authorization to do the following:

●	Collect the Value Share Payment from Resident following Resident’s execution of the Value Share Agreement, confirm the correct balance thereof, and remit the Value Share Payment to Owner.

●	Collect the Monthly Fee (as defined in the Home Residency Agreement) from Resident on the monthly due date as specified in the Home Residency Agreement.

●	Within ten (10) business days after the end of each calendar month, disburse to Owner the Monthly Fee and any other monthly collections paid by Resident, (i) net of any Residence management and ownership expenses to be paid that calendar month, such as property taxes, HOA dues, maintenance expenses, and the Services Fee (as hereinafter defined), and (ii) minus any amount withheld, as reasonably determined by Acre, to be retained within the account to meet other anticipated expenses of the Residence.

All sums collected by Acre (including prior to being disbursed to Owner) shall be deposited in an FDIC-insured, interest-bearing account, established in Owner’s name with Owner signatories. Unless otherwise approved in writing by Owner, or unless being directly disbursed to Owner, funds may only be withdrawn from Owner’s account upon the signature of Owner.

(I) Payment of Money. Without the prior written consent of Owner and as further described below, Acre shall make all routine payments incurred by Owner as a result of Owner’s ownership of the Residence, including, without limitation, taxes, HOA dues and other assessments, repair and maintenance costs, and equipment and supply costs, as well as payments made in accordance with this Services Agreement, and payments made under contracts existing prior to the date of this Services Agreement or approved or authorized pursuant to the terms of this Services Agreement. Acre shall retain receipts of all payments made and periodically provide an accounting of such payments to Owner. Acre’s responsibilities with regard to payment of money as part of the Management Services hereunder include the following:

●	Payment of Real Estate Taxes. Duly and punctually pay all real estate taxes payable with respect to the Residence and retain receipts of payments for record keeping. Acre shall inform Owner of any change in the amount of taxes relating to the Residence.

●	Payment of Dues and Assessments. Duly and punctually pay all HOA dues and assessments payable with respect to the Residence and retain receipts of payments for record keeping. Acre shall inform Owner of any change in the amount of dues and assessments relating to the Residence.

●	Maintain Lien-Free Title. Make reasonable efforts to to ensure that title to the Residence remains free and clear of any liens or encumbrances, including free and clear of any mechanics liens. Provided that, Acre shall, at its own discretion, have the right to record the Value Share Agreement or any other instrument necessary to effectuate the Acre Program.

Any authorized payments made by Acre on behalf of Owner shall be made out of such funds as Acre may from time to time hold for the account of Owner or as may be provided by Owner. Owner shall maintain in the bank account or accounts maintained by Acre pursuant to this Services Agreement an amount sufficient to enable Acre to perform its duties hereunder, and Acre shall notify Owner in advance of any foreseeable deficiency of the funds in such account(s). If Acre voluntarily advances for Owner’s account any amount for the payment of any authorized expenses, Owner shall, upon written notice from Acre, promptly reimburse Acre therefore, without interest.

(J) Service Standards. Acre will staff and train personnel and contract with third-party vendors or personnel as it reasonably determines are necessary to perform its obligations under this Services Agreement, including, without limitation, to ensure that interaction with Resident is professional and timely, and that any maintenance, repairs, or improvements at the Residence are performed in a professional and workmanlike manner. Acre shall handle and timely respond to all inbound communications (whether phone call, email, written correspondence, or otherwise) from Resident or from other parties concerning the Residence.

(K) Other Services for Owner. Perform all other services that are normally performed in connection with the Services Standard. Acre shall represent Owner as necessary in any legal proceedings in which Acre shall have actual knowledge of the facts alleged in any complaint. Provided that the Owner shall compensate Acre for any expenses occurred related to such an appearance, including but not limited to legal fees.

(L) Compliance with Laws. Take such action as may be necessary to comply with all laws, rules and regulations and any and all orders or requirements of any governmental authority having jurisdiction affecting the Residence.

(M) Notices. Promptly deliver to Owner all notices received from any mortgagee, governmental or official entity or any other party with respect to the Residence. Acre, in compliance with the terms and provisions of this Services Agreement, may sign and serve in the name of Owner any and all routine notices required in connection with the proper performance by Acre of the Management Services.

(N) Cooperation. Give Owner all pertinent information and reasonable assistance in the defense or disposition of any claims, demands, suits or other legal proceedings which may be made or instituted by any third party against Owner which arise out of any matters relating to the Residence, this Services Agreement, or Acre’s performance hereunder.

4. ADDITIONAL SERVICES. Acre may offer to provide other services, which are in addition to both the Management Services specified herein and the responsibilities of Acre identified in the Home Residency Agreement, directly to and for Resident and concerning Resident’s use and occupancy of the Residence. Additional services that Acre may offer include, but are not limited to, the following:

●	Routine maintenance and/or landscaping services for the Residence.

●	Laundry service for Resident.

●	Cleaning services for the Home.

●	Utilities management for the Residence.

●	Design consultation for the Home or Residence.

Acre will invoice Resident separately for additional services; the fee for additional services will not be collected as part of the Monthly Fee or as part of any other fees due and owing to Owner, and the fee for any additional services may not be deducted from the Monthly Fee or from any other fees due and owing to Owner. Any fees that Acre earns and collects by performing additional services for Resident belong solely to Acre.

5. INSURANCE.

Owner shall procure and maintain insurance on each Residence. Such insurance shall include but not be limited to insuring each Residence against damage to the property up to an amount equal to the full replacement cost of the Residence and for general liability up to an amount of $100,000 or more per incident. In each instance, the Owner shall cover the costs of such insurance and Acre shall be listed as an additionally insured party on any such insurance policy. If Owner does not procure such insurance, Acre may, at its own election, procure and maintain insurance on each Residence, in such instance Owner shall cover the costs of such insurance.

6. RECORDS AND REPORTS.

(A) Records. Acre will maintain a comprehensive system of office records, books and accounts, which will be the property of Owner, relating to the Residence. Owner and its representatives will have access to such records, books, and accounts and to all vouchers, files and all other materials pertaining to the Residence and this Services Agreement upon reasonable notice. Acre will cooperate with and give reasonable assistance to any accountant or other person designated by Owner to examine such records.

(B) Financial Reports. Acre will furnish reports of transactions occurring while this Services Agreement is in effect in a mutually agreeable format. These reports will be sent to Owner within ten (10) days after the end of the preceding month. In addition, Acre will prepare forms reasonably prescribed by Owner to facilitate the input of financial information into the fund's accounting system. Acre also agrees, at the request of Owner, to furnish such further accounting and other fiscal information as Owner may reasonably request. Provided that the Owner agrees to pay any costs associated with preparing such reports, including but not limited to allocated employee time, third-party contractors, and accountant expenses.

(D) Annual Reports. Within ninety (90) days following the end of each calendar year, Acre will deliver to Owner profit and loss statements showing all revenues, expenses and the results of operations for the immediately preceding year, and a balance sheet of the Residence as of the end of such year, all prepared on both a tax and an accrual basis in accordance with generally accepted accounting principles consistently applied and certified by a certified public accountant approved by Owner, provided that the Owner agrees to pay any costs associated with preparing such reports, including but not limited to allocated employee time and third-party contractors and accountants.

7. COMPENSATION FOR MANAGEMENT SERVICES. Owner shall pay Acre as compensation for the Management Services that Acre performs pursuant to this Services Agreement an amount equal to 8% of the gross rent collected by Acre (“Services Fee”). Owner shall pay the Services Fee to Acre quarterly in advance.

8. COMPENSATION FOR PROPERTY DISPOSITION. Owner shall also pay Acre as compensation to facilitate the sale of a Residence of a one-time fee of 1% of the Resident Disposition Basis (the “Property Disposition Fee”). The “Residence Disposition Basis” will be defined as the fair market value of the property determined by the sale of the property either to the resident or to a third party.

9. COSTS AND EXPENSES. Owner shall reimburse Acre for all costs incurred by Acre associated with the management and servicing of the Residence, including, without limitation, cost of maintenance, repairs, insurance, legal fees, HOA fees, third-party contractor costs, materials cost, real estate agent commissions, fines, fees, adverse judgements, liability claims, and utility bills. Provided that Acre corporate costs, employee salaries, general overhead expense, and other costs not associated with the management and servicing of the Residence will be the sole responsibility of Acre unless otherwise indicated in this agreement.

10. TERM AND TERMINATION. The term of this Services Agreement commenced on the date hereof and shall continue until terminated pursuant to the provisions of Section 8(A), Section 8(B), or Section 8(C) below.

(A) Termination at End of Services. This Services Agreement will remain in effect for as long as an Owner has ownership or interests in a Residence within the Acre Program or serviced by Acre in any other regards, including but not limited to servicing a property as a Traditional Rental. The Services Agreement will terminate, with regard to a particular Owner or Residence, upon conveyance to Resident by Owner of the Residence following Resident’s exercise of the purchase option pursuant to the Value Share Agreement, or upon the sale of the Residence to a third party whereby the property is no longer in the Acre Program.

(B) Termination for Cause. Acre or Owner may only terminate this Services Agreement for Cause by (i) providing notice to the other party of a material breach of this agreement that will cause the notifying party or the Resident substantial harm, provided that the non-noticing party must be afforded a reasonable opportunity based on the circumstances (and in no case less than 30 business days) to cure such material breach, or (ii) upon providing notice to the other party upon knowledge that the other party has committed fraud, willful misconduct, or illegal conduct in all such cases with respect to the subject matter of this agreement.

(C) Termination without Cause. In the event of (i) damage or destruction to the Residence, where Owner has elected not to rebuild or restore the Residence, or (ii) a taking by condemnation or similar proceeding, Owner may elect to terminate the Services Agreement pursuant to this Section 8(C).

(D) Termination for Fee. At any point in the course of this contract the Owner may notify of the intent to remove one or all their Residences from the Services under this agreement by paying a termination fee. Such fee shall equal the greater of 10% of the Residence Acquisition Basis or the Residence Disposition Basis. Upon such termination Acre shall make reasonable efforts to accommodate the transition to a new property manager for the Residence if requested by the Owner. The “Residence Acquisition Basis” is defined as the purchase price paid by Owner for the Residence, plus the cost of any required deferred maintenance, remediation, and/or rehabilitation performed and paid for by Owner in conjunction with the purchase, plus the direct transaction costs paid by Owner in conjunction with the purchase.

11. SURVIVAL OF OBLIGATIONS TO RESIDENTS. Upon termination of this agreement for any reason, the terms of the Value Share Agreement, the Residency Agreement, and any other agreement entered into between Acre and the Resident or the Owner and the Resident shall remain in full force and effect with regards to each Residence until properly terminated under the terms of those agreements. Any responsibilities of Acre or any Acre affiliates shall be transferred to and assumed by the Owner, or in the instance that the Owner has dissolved or transferred or sold their interests in the Residence, to the new owner of the property.

(A)	Owner’s Obligations After Termination. Owner agrees that upon the expiration or termination of this Services Agreement, Owner shall do the following:

a.	Make all possible efforts to honor all commitments to the Residents in the Home Residency agreement, Value Share agreement, or any other agreements entered into by Acre or Owner with the Residents are in place at the time of termination, and make all possible efforts to ensure that no financial harm or inconvenience occurs to the Resident a result of such expiration or termination.

b.	Pay to Acre all fees earned by Acre and reimburse all cost incurred by Acre in a timely manner, and in no case longer than 10 days after receipt of an invoice for such fee or reimbursement.

(B)	Acre’s Obligations After Termination. Upon the expiration or termination of this Services Agreement, Acre shall do the following:

a.	Deliver to Owner, or to such other person or persons designated by Owner, copies of all books and records of the Residence and all funds in the possession of Acre belonging to Owner or received by Acre pursuant to the terms of this Services Agreement.

b.	Deliver to Owner any and all funds of Owner on hand or in any bank account, if not previously delivered to Owner, less any unpaid fees or costs incurred due to Acre pursuant to this Services Agreement.

c.	Deliver to Owner, as received, any funds due to Owner under this Services Agreement or under the Value Share Agreement or under the Home Residency Agreement, but received after the termination of this Services Agreement.

d.	Assign, transfer or convey to such person or persons all service contracts relating to or used in the operation and maintenance of the Residence.

12. NO AGENCY RELATIONSHIP. Acre is an independent contractor and, as such, is solely responsible for all of its employees, for the supervision of all persons, whether an Acre employee or any third- party contractor or otherwise, performing services in connection with the responsibilities of Acre under this Services Agreement or under the Home Residency Agreement, or in performing, pursuant to this Services Agreement or the Home Residency Agreement, any of Owner’s obligations relating to the ownership, maintenance, servicing, or operation of the Residence, and for determining the manner and time of performance of all acts hereunder or under the Home Residency Agreement. Nothing herein contained in this Services Agreement or in any other agreement to which Acre and/or Owner are parties shall be construed to establish Acre as an agent of Owner, or to create a joint venture or partnership between Acre and Owner.

13. INDEMNIFICATION. Neither party shall not take any action that would violate or nullify or otherwise alter the terms of the Residency Agreement or Value Share Agreement without written permission from the other party. Each party (the “Indemnifying Party”) shall indemnify and hold harmless the other party (the “Indemnified Party”) against all costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred by the Indemnified Party and arising out of any fraud, gross negligence, deliberate misconduct, or substantial failure of the Indemnifying Party to perform any of its obligations under this Services Agreement or under the Value Share Agreement or Home Residency Agreement. The foregoing indemnification shall survive the termination of this Services Agreement.

14. LIMITATION ON LIABILITY. Acre agrees that its recourse against Owner under this Agreement will be strictly limited to Owner’s interest in the Residence, and that Acre will have no recourse to any other asset of Owner, or of any partner, director, officer, employee, policyholder or any other representative of Owner for the satisfaction of any of Owner’s obligations hereunder. Owner agrees that its recourse against Acre under this Agreement will be strictly limited to the fees collected by Acre under this agreement, and that Owner will have no recourse to any other asset of Acre, or any partner, director, officer, employee, policyholder or any other representative of Acre for the satisfaction of Acre’s obligations hereunder.

15. BINDING EFFECT; CHOICE OF LAW. This Services Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, this Services Agreement is a contract for the personal services of Acre, and Acre may assign this Services Agreement without Owner’s prior written approval. The laws of the State in which the Residence is located shall govern this Services Agreement, without regard to such State’s conflicts of law principles.

IN THE INTEREST OF OBTAINING A SPEEDIER AND LESS COSTLY ADJUDICATION OF ANY DISPUTE, THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY, AND IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CLAIM, OR COUNTERCLAIM BROUGHT BY EITHER OF THEM AGAINST THE OTHER ON ALL MATTERS ARISING OUT OF OR RELATED TO THIS SERVICES AGREEMENT.

16. NO WAIVER. The failure of Owner to seek redress for breach, or to insist upon the strict performance of any covenant, agreement, provision or condition of this Services Agreement, shall not constitute a waiver thereof, and each party shall have all remedies provided herein and by applicable law with respect to any subsequent act which would have originally constituted a breach.

17. FURTHER ASSURANCES. From and after the date hereof, the Parties each respectively agree to do such things, perform such acts, and make, execute, acknowledge, and deliver such documents as may be reasonably necessary and customary to complete the transactions contemplated by this Services Agreement.

18. FORCE MAJEURE. A force majeure event occurs if Acre or Owner cannot perform any of its obligations due to events beyond such party’s control, and in such cases the time provided for performing the applicable obligations will be extended by a period of time equal to the duration of the force majeure events. Events beyond a party’s control include, but are not limited to, acts of God, war, civil commotion, terrorist acts, labor disputes, strikes, fire, flood or other casualty, shortages of labor or material, government regulation or restriction, waiting periods for obtaining governmental permits or approvals or inspections, or weather conditions.

19. NOTICE ADDRESSES.

Notice address for Acre:	Acre Home Operations, LLC 212 W. Main St. Suite 200, PMB 203 Durham, NC 27110 Attention: Andrew Toby Email: investors@acrehomes.com

Notice address for Owner is in signature blocks below.

All notices or communications given or required to be given by any party to another party hereunder may be sent electronically, unless applicable law requires physical delivery, in which case any such notice will be sent both electronically and in writing, with such writing to be sent by United States certified or registered mail, postage prepaid, return receipt requested, nationally recognized commercial overnight courier, or delivered personally to the addresses set forth above. Each party will have the right from time to time to change the place notice is to be given under this Services Agreement by written notice thereof to the other party or parties hereto. Any notice will be deemed given three (3) business days after the date it is mailed as provided in this Section 16, or upon the date delivery is made, if delivered by an approved courier (as provided above) or personally delivered, with the exception of any payment, all of which payments will be deemed given only upon the physical receipt thereof by Owner.

20. ATTORNEYS’ FEES. To the extent permitted under applicable law, in the event any dispute arises between Acre, on the one hand, and Owner, on the other hand, concerning this Services Agreement that results in litigation, the losing party shall pay the prevailing party’s actual, reasonable attorneys’ fees and court costs, which shall be determined by the court and made a part of any judgment.

21. SEVERABILITY. If any provision of this Services Agreement or the application of this Services Agreement shall, for any reason and to any extent, be invalid or unenforceable, neither the remainder of this Services Agreement nor the application of the provision to other persons, entities or circumstances shall be affected thereby, but instead shall be enforced to the maximum extent permitted by law.

22. TIME IS OF THE ESSENCE. Time is of the essence of each and every provision of this Services Agreement.

23. MODIFICATION. This Services Agreement shall not be modified, changed, altered or amended in any way except through a written amendment signed by the Parties.

24. COUNTERPARTS. This Services Agreement may be executed in two or more original or electronic counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

[Signature page follows]

The parties have executed this Services Agreement as of the date first written above.

Acre:		Owner:

Acre Home Operations, LLC,		Wahed Financial LLC
a Delaware limited liability company		a Delaware limited liability company

By:	/s/ Michel Schneider	By:	/s/ Ahmar Shaikh.
Name:	Michel Schneider	Name:	Ahmar Shaikh
Its:	Manager	Its:

Notice Address for Owner:

27E, 28th Street
8th Floor
New York, NY 10016
Attention:
Phone: +1-437-778-0564
Email: ahmar.shaikh@wahed.com

EXHIBIT “A”

REAL PROPERTY DESCRIPTION

(attached)

The Real Property has the following street address: 8820 Waynick Drive, Raleigh, NC 27617.

The Home on the Real Property is approximately 1,692 square feet of living space, and contains 3 bedrooms and 2.5 bathrooms.